September 08, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington D.C. 20549

Attn: Brian Fetterolf

Re:	Pony Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 31, 2022
File No. 333-234358

Dear Mr. Rhodes:

Pony Group, Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 18, 2022 (the “Comment Letter”) related to its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2021.  Ellenoff Grossman & Schole LLP acts as outside securities counsel to the Company. This letter is to confirm the telephone conversation that examiner Blaise Rhodes had with Quentin Wong of Ellenoff Grossman & Schole, on September 8, 2022, in which he respectfully requested, on behalf of the Company, an extension of time to respond to the Comment Letter beyond the date indicated therein, and was advised that, subject to the submission of this formal request, the Staff would grant the Company an extension of ten business days, or until September 22, 2022, to respond to the Comment Letter. We greatly appreciate the Staff’s willingness to accommodate our request.

Sincerely yours,

/s/Richard Anslow, Esq.

Richard Anslow, Esq.